Mail Stop 4561

September 28, 2006

Jonathan V. Diamond
1601 Cloverfield Boulevard, Suite 400 South
Santa Monica, CA 90404-4082

> **Re: ARTISTdirect, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Filed April 28, 2006**
> **File No. 000-30063**

Dear Mr. Diamond:

We have reviewed your response letter dated August 4, 2006 and have the following additional comments.

Form 10-KSB/A

Item 8 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Item 8A – Internal Controls over Financial Reporting, pages 37 – 38

1.   We have read and considered your response to comment one. We note your statement that your chief executive officer and your chief financial officer "have concluded that the company's disclosure controls and procedures were adequate as of the end of the period covered by this report to ensure that material information relating to the company's consolidated operations is made known by senior management on a timely basis." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. Please advise.

Note 9 – Acquisition of MediaDefender, Inc., pages 75 – 81

2.   We have read and considered your response to comments two and three. Although the reset provision is under full control of the company, it appears that such notes would still not meet the definition of conventional convertible debt pursuant to EITF Issue 05-2 given that it has a feature wherein the conversion price is reset if you issue shares at a price less than a price equal to $2.25. As a result, please tell us how you have applied the guidance in EITF Issue 00-19 in

evaluating whether the debt conversion feature for the convertible subordinated notes is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133.

3.   Also to the extent that the note issued to Broadband Capital Management LLC is subject to the same terms as the convertible subordinated note as described above, please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the convertible subordinated note is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133

4.   We have read and considered your response to comment four and note your outside valuation specialist valued the warrants initially using the Black-Scholes option-pricing model. Had you applied the same valuation method at year end, it would appear that your accrued warrant liability would have been impacted given the increased fair value of your common stock. As such, it is unclear why you did not perform an updated Black-Scholes analysis. Please clarify how the methodology used by your valuation specialists at year end complies with SFAS 123.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief